Shareholder Meeting Results

The Funds held their annual meetings of shareholders on December 19, 2016. Common/Preferred shareholders voted as indicated below:



PIMCO California Municipal Income Fund III
                                                                    Withheld
                                                      Affirmative   Authority
Re-election of James A. Jacobson*-Class II to serve until
the annual meeting held during the 2019 fiscal year       3,492       303
Re-election of Bradford K. Gallagher-Class II to serve until
the annual Meeting held during the 2019 fiscal year     20,584,236   473,682

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Hans W. Kertess, William B. Ogden, IV, Alan Rappaport, John C. Maney and Craig A. Dawson and Ms. Deborah A. DeCotis continued to serve as Trustees of the Fund.

*Preferred Share Trustee